SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                  SCHEDULE 13D


                    Under the Securities Exchange Act of 1934
                               (Amendment No. 23)

                                 AmerAlia, Inc.
--------------------------------------------------------------------------------
                                (Name of Issuer)

                                  Common Stock
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                    023559-26
              -----------------------------------------------------
                                 (CUSIP Number)

      Jacqueline Badger Mars, 6885 Elm Street, McLean, Virginia 22101-3883
                                 (703) 821-4900
      --------------------------------------------------------------------
           (Name, Address and Telephone Number of Person Authorized to
                      Receive Notices and Communications)

                               September 30, 2002
              -----------------------------------------------------
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box |_|.

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                  SCHEDULE 13D

CUSIP No. 23559-26                                             Page 2 of 8 Pages

1     Names of Reporting Persons.
      I.R.S. Identification Nos. of above persons (entities only).

      Jacqueline Badger Mars, as Trustee of the Jacqueline Badger Mars Trust dated February 5, 1975, as amended (formerly the Jacqueline Mars Vogel Trust), and as Trustee of the Jacqueline Badger Mars 2002 GRAT.

2     Check the Appropriate Box if a Member of a Group                   (a) [ ]
      (See Instructions)                                                 (b) [ ]

3     SEC Use Only

4     Source of Funds (See Instructions)
      PF

5     Check if Disclosure of Legal Proceedings is Required Pursuant to Items
      2(d) or 2(e)                                                         [X]

6     Citizenship or Place of Organization.
      U.S.A.

                             7    Sole Voting Power.
                                  Not applicable.
         Number of
          Shares             8    Shared Voting Power.
       Beneficially               7,822,340 shares of Common Stock.
         Owned By
           Each              9    Sole Dispositive Power.
         Reporting                Not applicable.
          Person
           With              10   Shared Dispositive Power.
                                  7,822,340 shares of Common Stock.

11 Aggregate Amount Beneficially Owned by Each Reporting Person. 7,822,340 shares of Common Stock.

12 Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)
      Not applicable.

13    Percent of Class Represented by Amount in Row (11)
      53.0% of Common Stock.

14    Type of Reporting Person (See Instructions)
      00

                                  SCHEDULE 13D

CUSIP No. 23559-26                                             Page 3 of 8 Pages

1     Names of Reporting Persons.
      I.R.S. Identification Nos. of above persons (entities only).

      Jacqueline Badger Mars Trust dated February 5, 1975, as amended (formerly the Jacqueline Mars Vogel Trust).

2     Check the Appropriate Box if a Member of a Group                   (a) [ ]
      (See Instructions)                                                 (b) [ ]


3     SEC Use Only

4     Source of Funds (See Instructions)
      PF

5     Check if Disclosure of Legal Proceedings is Required Pursuant to Items
      2(d) or 2(e)                                                         [X]

6     Citizenship or Place of Organization.
      U.S.A.

                             7    Sole Voting Power.
                                  Not applicable.
         Number of
          Shares             8    Shared Voting Power.
       Beneficially               4,722,340 shares of Common Stock.
         Owned By
           Each              9    Sole Dispositive Power.
         Reporting                Not applicable.
          Person
           With              10   Shared Dispositive Power.
                                  4,722,340 shares of Common Stock.

11 Aggregate Amount Beneficially Owned by Each Reporting Person. 4,722,340 shares of Common Stock.

12 Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)
      Not applicable.

13    Percent of Class Represented by Amount in Row (11)
      32.0% of Common Stock.

14    Type of Reporting Person (See Instructions)
      00

                                  SCHEDULE 13D

CUSIP No. 23559-26                                             Page 4 of 8 Pages

1     Names of Reporting Persons.
      I.R.S. Identification Nos. of  above persons (entities only).

      Jacqueline Badger Mars 2002 GRAT.

2     Check the Appropriate Box if a Member of a Group                   (a) [ ]
      (See Instructions)                                                 (b) [ ]

3     SEC Use Only

4     Source of Funds (See Instructions)
      PF

5     Check if Disclosure of Legal Proceedings is Required Pursuant to Items
      2(d) or 2(e)                                                         [X]

6     Citizenship or Place of Organization.
      U.S.A.

                             7    Sole Voting Power.
                                  Not applicable.
         Number of
          Shares             8    Shared Voting Power.
       Beneficially               3,100,000 shares of Common Stock.
         Owned By
           Each              9    Sole Dispositive Power.
         Reporting                Not applicable.
          Person
           With              10   Shared Dispositive Power.
                                  3,100,000 shares of Common Stock.

11 Aggregate Amount Beneficially Owned by Each Reporting Person. 3,100,000 shares of Common Stock.

12 Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)
      Not applicable.

13    Percent of Class Represented by Amount in Row (11)
      21.0% of Common Stock.

14    Type of Reporting Person (See Instructions)
      00

Item 1.    Security and Issuer

               Common Stock. The names and titles of the principal executive officers of the issuer of such securities are as follows:

Bill H. Gunn                        Chairman of the Board, President
                                    and Chief Executive Officer

Robert van Mourik                   Director, Executive Vice President, Chief
                                    Financial Officer, Secretary and Treasurer

Neil E. Summerson                   Director

Robert A. Cameron                   Director

Geoffrey C. Murphy                  Director

James V. Riley                      Director

Roger Day                           Vice President of Operations

               All of the individuals named above have their principal business office at AmerAlia, Inc., 20971 East Smoky Hill Rd., Centennial, CO 80015.

Item 2.    Identity and Background

               a. Jacqueline Badger Mars, as trustee of the Jacqueline Badger Mars Trust Dated February 5, 1975, as amended (formerly the Jacqueline Mars Vogel Trust), and as trustee of the Jacqueline Badger Mars 2002 GRAT

               b.  6885 Elm Street, McLean, Virginia 22101-3883

               c.  Mars, Inc.
                   6885 Elm Street McLean,
                   Virginia 22101-3883

               d. Such reporting person has not been convicted in a criminal proceeding during the last five years.

               e. Except as indicated below, such reporting person has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction during the last five years that resulted in a finding of violation of any federal or state securities laws and was or is not subject to any judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, any such laws. On August 25, 1998, in connection with an administrative proceeding brought by the Securities and Exchange Commission ("SEC"), Ms. Mars, without admitting or denying the issues identified in the order, consented to the entry of a cease and desist order in which she agreed to cease and desist from committing or causing any violations of, and committing or causing any future violations of, Sections 13(d) and 16(a) of the Securities Exchange Act of 1934 and Rules 13d-1, 13d-2, 16a-2 and 16a-3 promulgated thereunder (SEC Release No. 34-40362 (Aug. 25, 1998)).

               f.  United States of America

Item 3.    Source and Amount of Funds or Other Consideration

               On September 30, 2002, the issuer issued 107,480 shares of Common Stock to the reporting person in payment of a guaranty fee liability payable to the reporting person in the amount of $107,480, with the additional provision that if the issuer makes an announcement that it has obtained all necessary financing for either of two specified projects or has made a determination to pursue other arrangements before December 31, 2002, then the number of shares will be recalculated based on market prices of the issuer's Common Stock for the thirty days following the announcement, up to a maximum price of $2.50 per share, with the reporting person being required to return to the issuer the applicable number of shares determined based on such recalculated price. See
Item 6 below.

Item 4.    Purpose of Transaction

               The purpose of the acquisition of securities of the issuer by the reporting person is for investment purposes only and the reporting person does not have any plans or proposals with respect to such securities as enumerated in paragraphs (a) through (j) of Item 4.

Item 5.    Interest in Securities of the Issuer

               a. As of the date of this statement, the reporting person beneficially owns 7,822,340 shares of Common Stock of the issuer, which represents 53.0% of the outstanding shares in that class.

               b. The reporting person holds the shared power to vote and the shared power to dispose of the reporting person's 7,822,340 shares of Common Stock.

               c. An acquisition of 107,480 shares of Common Stock in exchange for a guaranty fee liability of the issuer in the amount of $107,480 payable to the reporting person was effected by the reporting person on September 30, 2002.

               d.  No response required.

               e.  Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

               In the event that a recalculation is made in accordance with the formula described in Item 3 above, and such recalculation results in an adjusted price per share in excess of $1, the reporting person is required to return any excess shares received by the reporting person to the issuer.

Item 7.    Material to Be Filed as Exhibits

Exhibit 1 Fourth Amended and Restated Guaranty Agreement, dated as of April 1, 2002, between the reporting person and the issuer. (Incorporated by reference to Amendment 22 of this Schedule 13D, filed by the reporting person on September 4, 2002.)

Signature

           After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

October 2, 2002                 /s/ Jacqueline Badger Mars
---------------------         --------------------------------------------------
 Date Jacqueline Badger Mars, as Trustee of the Jacqueline Badger Mars Trust Dated February 5, 1975, as amended (formerly the Jacqueline
                                  Mars Vogel Trust), and as Trustee of the
                                  Jacqueline Badger Mars 2002 GRAT